SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September  3, 2026, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Profit for the fiscal year	in millions of ARS
	6/30/2026	6/30/2025
Results for the fiscal year	420,977	261,911
Attributable to:
Shareholders of the controlling company	393,510	260,661
Non-controlling interest	27,467	1,250

2. Other comprehensive income for the fiscal year	in millions of ARS
	6/30/2026	6/30/2025
Other comprehensive income for the fiscal year	(1,749)	(1,071)
Attributable to:
Shareholders of the controlling company	(1,321)	(808)
Non-controlling interest	(428)	(263)

3. Total comprehensive income for the fiscal year	in millions of ARS
	6/30/2026	6/30/2025
Total comprehensive income for the fiscal year	419,228	260,840
Attributable to:
Shareholders of the controlling company	392,189	259,853
Non-controlling interest	27,039	987

4. Equity details	in millions of ARS
	6/30/2026	6/30/2025
Share Capital	8,370	7,533
Treasury shares	91	92
Comprehensive adjustment of capital stock and of treasury shares	614,035	613,981
Warrants	-	33,153
Share Premium	937,911	908,254
Premium for trading of treasury shares	(85,164)	(85,499)
Legal Reserve	102,326	89,259
Special Reserve (Resolution CNV 609/12)	345,332	345,332
Cost of treasury shares	(7,765)	(9,589)
Reserve for conversion	(7,557)	(6,236)
Special Reserve	95,326	66,087
Other reserves	(174,056)	(173,964)
Retained earnings	450,905	318,719
Shareholders’ Equity attributable to controlling company’s shareholders	2,279,754	2,107,122
Non-controlling interest	140,656	125,752
Total shareholders' equity	2,420,410	2,232,874

Pursuant to Article 62 paragraph I) sections 6) and 8) of the aforementioned Regulations, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 8,461,159,220 (including treasury shares) represented by  846,115,922 non-endorsable nominative ordinary shares of Nominal Value ARS 10 each with the right to 1 vote each. The amount of outstanding shares, net of treasury shares, is 845,994,994.

The Company's market capitalization as of June 30, 2026 was approximately USD 1,306 million (84,611,592 GDS with a price per GDS of USD 15.44).

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 466,459,045 shares directly, which represents 55.14% of the share capital (net of treasury shares). Cresud is a company incorporated and registered with the General Inspection of Justice domiciled at Carlos Della Paolera 261, 9th floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2026, after deducting Cresud's direct ownership and treasury shares, the remaining shareholders held the amount of 379,535,949 common shares, with a nominal value of ARS 10 each and one vote per share from the Company that represents 44.86% of the issued share capital.

Among the highlights of the fiscal year ended June 30, 2026, the following are worth noting:

●
Net income for fiscal year 2026 amounted to ARS 420,977 million, compared to ARS 261,911 million in 2025, while Adjusted EBITDA from the rental segments reached ARS 317,725 million, increasing 1.4% YoY, driven by improved results across the Offices and Hotels segments.

●
The Shopping Malls segment maintained a solid operating performance during the year, with revenues and Adjusted EBITDA broadly in line with inflation.

●
During the year, we continued expanding our Shopping Mall portfolio, which reached 18 assets and more than 410,000 sqm of GLA, following the acquisitions of Al Oeste and Los Gallegos Shopping. We also made progress on the transformation of Al Oeste into Oeste Outlet and on the construction of Distrito Diagonal in La Plata, both expected to open during the next fiscal year.

●
Our Premium Office portfolio maintained 100% occupancy, and during the year we launched the development of a new 15,350 sqm GLA office building at Polo Dot, which will expand and integrate with the Zetta building, with Mercado Libre as its main tenant.

●
During the year, we continued making progress on the development of Ramblas del Plata, our largest mixed-use project, both on the site’s infrastructure works and its commercialization. We executed five new land swap agreements during the year and two additional agreements after year-end, bringing the total number of lots commercialized in the project to 20 to date.

●
On the financial front, during the year we issued Notes totaling USD 230 million, distributed cash dividends representing a dividend yield of approximately 10% and completed the warrant program issued in 2021.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
September 3, 2026
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